Exhibit 99.34

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604)669-3877

PRESS RELEASE

September 6, 2004	Trading Symbol: CPC (TSX Venture)

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

WHEATON RESCHEDULES SILVER WHEATON CLOSING FOR

OCTOBER 15TH

Wheaton River Minerals Ltd. (“Wheaton”) and Chap Mercantile Inc. (TSX-V: CPC) announced that they have rescheduled the closing date of the previously announced Silver Wheaton transaction for October 15, 2004.

Following the filing of an application by Coeur d’Alene Mines (“Coeur”) with the British Columbia Securities Commission to seek to delay the closing of the transaction, Wheaton agreed with Coeur that, in order to avoid the cost and expense of a regulatory hearing, it would postpone the closing of the Silver Wheaton transaction to October 15, 2004.  In turn, Coeur has agreed that if its offer to acquire Wheaton shares is not successful by October 15, 2004 Wheaton may complete the Silver Wheaton transaction on October 15, 2004 and, in such case, Coeur will not to take any action to further prevent or delay the completion of the transaction.

Cautionary Note Regarding Forward Looking Statements

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements”. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Wheaton River Minerals Ltd.:

Ian Telfer

Chairman and Chief Executive Officer

Tel.: (604) 696-3000

Julia Hasiwar

Manager, Investor Relations

Toll Free: 1-800-567-6223

Chap Mercantile Inc.:

Geir Liland

President

Tel.: (604) 669-1302